XTribe, P.L.C.

1st floor

Victory House, 99-101

Regent Street

London W1B4EZ

United Kingdom

May 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Re:	XTribe P.L.C (the “Company”)
Amendment No. 4 to Registration on Form S-1
File No. 333-214799
Filed on April 20, 2017

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 2, 2017 addressed to Mr. Enrico Dal Monte, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 4 to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 4 to Form S-1.

Cover Page

1. Given that you have structured your transaction as best-efforts, no minimum offering, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received.

COMPANY RESPONSE:

We have removed the referenced table from the cover page and have emphasized that this is a “no minimum” offering.

2. Please revise the cover page of the prospectus to disclose whether the offering is contingent upon having a market maker file an application with FINRA or NASDAQ approval of your initial listing application. If it is not, the prominent placement of this information on the cover page of the prospectus does not appear appropriate. Please revise.

COMPANY RESPONSE:

We have deleted reference on the cover page to any prospective initial listing of the Company’s shares and have clearly stated that the offering is not contingent upon having a market maker file an application with FINRA or NASDAQ approval of any initial listing application.

Risk Factors

“The Company may be unable to complete its expansion plans…”, page 13

3. We note your disclosure that the Company needs to raise at least 25% of the shares in this offering, which is $1,500,000. We also note your disclosure on page 27 indicating that you need to raise a minimum of an additional $1,000,000 in this offering. Please reconcile or advise.

COMPANY RESPONSE:

We have reconciled these disclosures on both pages to be consistent in stating that the Company needs to raise at least $1,500,000 in order to complete the roll-out of its products in Italy.

On behalf of the Company, we acknowledge that:

●       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

very truly yours,

XTRIBE, P.L.C,

By:	/S/ Enrico Dal Monte
Enrico Dal Monte

Chief Executive Officer

cc: Robert L. B. Diener, Esq.